UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

TRM Corporation
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock
--------------------------------------------------------------------------------
(Title of Class of Securities)

872636105
---------------------------------------------------
(CUSIP Number)

March 16, 2006
--------------------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
	[     ] Rule 13d-1(b)
	[ X ] Rule 13d-1(c)
	[     ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 7 Pages)

SCHEDULE 13G
CUSIP NO. 872636105	PAGE 2 OF 7 PAGES


1	NAME OF REPORTING PERSON
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
ONLY)
	DDJ Capital Management, LLC
	04-3300754

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
		(a) [ X ]
		(b) [    ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Commonwealth of Massachusetts

NUMBER OF	5	SOLE VOTING POWER
SHARES		740,000
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		740,000
PERSON WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
740,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	[     ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(9)
5.26%


12	TYPE OF REPORTING PERSON *
IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G
CUSIP NO. 872636105	PAGE 3 OF 7 PAGES


1	NAME OF REPORTING PERSON
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
ONLY)
	October G.P., LLC
	04-3504881

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
		(a) [ X ]
		(b) [    ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	5	SOLE VOTING POWER
SHARES		740,000
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		740,000
PERSON WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
740,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	[     ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(9)
5.26%

12	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G
CUSIP NO. 872636105	PAGE 4 OF 7 PAGES


1	NAME OF REPORTING PERSON
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
ONLY)
	The October Fund, Limited Partnership
	04-3504882

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
		(a) [ X ]
		(b) [    ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts

NUMBER OF	5	SOLE VOTING POWER
SHARES		740,000
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		740,000
PERSON WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
740,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	[     ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(9)
5.26%

12	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G
CUSIP NO. 872636105	PAGE 5 OF 7 PAGES

Item 1(a)	Name of Issuer:
	TRM Corporation

Item 1(b)	Address of the Issuer's Principal Executive Offices:
5208 N.E. 122nd Avenue, Portland, OR  97230

Item 2(a)	Names of Persons Filing:
DDJ Capital Management, LLC (DDJ), October G.P., LLC
("October GP") and The October Fund, Limited Partnership
("October Fund")

Item 2(b)	Address or Principal Business Office or, if None,
Residence:
               141 Linden Street, Suite 4, Wellesley, Massachusetts
               02482-7910.

Item 2(c)	Citizenship:
DDJ is a Massachusetts limited liability company; October
GP is a Delaware limited liability company; October Fund is a Massachusetts limited partnership.

Item 2(d)	Title of Class of Securities:
	Common Stock (the "Shares")

Item 2(e)	CUSIP Number:
		872636105

Item 3	Not Applicable.

Item 4	Ownership.

Item 4(a)	Amount Beneficially Owned:

	DDJ and October GP, as investment manager and general partner, respectively, to October Fund, may be deemed the beneficial owner of 740,000 Shares held by October Fund, which amount represents approximately
5.26% of the outstanding Shares of the Company

SCHEDULE 13G
CUSIP NO. 872636105	PAGE 6 OF 7 PAGES

Item 4(b)	Percent of Class:	See attached cover sheets.

Item 4(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to
		direct the vote:	See attached cover sheets.
	(ii)	Shared power to vote or
		to direct the vote:	-0-
	(iii)	Sole power to dispose or to direct the
	disposition of:	See attached cover sheets.
	(iv)	Shared power to dispose or
		to direct the disposition of:	-0-

Item 5	Ownership of Five Percent or Less of a Class:
	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
  [    ].

Item 6	Ownership of More than Five Percent on Behalf of Another
Person.
               See Item 4.

Item 7	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent
Holding Company.
	Not applicable.

Item 8	Identification and Classification of Members of the Group.
	See Item 4 above.

SCHEDULE 13G
CUSIP NO. 872636105	PAGE 7 OF 7 PAGES

Item 9	Notice of Dissolution.
	Not applicable.

Item 10	Certifications.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
================
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 20, 2006	DDJ Capital Management, LLC

	By: /s/ Wendy Schnipper Clayton
	---------------------------------------------
	Wendy Schnipper Clayton
	Attorney-in-Fact*

October G.P., LLC	The October Fund, Limited
Partnership
By: DDJ Capital Management, LLC,	By: October G.P., LLC, its
Manager	General Partner

	By: DDJ Capital Management, LLC,
	Manager

By:/s/ Wendy Schnipper Clayton	By:/s/ Wendy Schnipper Clayton
----------------------------------------	--------------------------------------
Wendy Schnipper Clayton	Wendy Schnipper Clayton
Attorney-in-Fact*	Attorney-in-Fact*

*See Limited Power of Attorney filed with Trikon Technologies Schedule 13G dated March 3, 2000.